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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            GARDEN RIDGE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           GR ACQUISITION CORPORATION

                               GRDG HOLDINGS LLC
                           THREE CITIES FUND II, L.P.
                         THREE CITIES OFFSHORE II C.V.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   36541P104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                J. WILLIAM UHRIG
                                   PRESIDENT
                           GR ACQUISITION CORPORATION
                        C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-9660
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
       Transaction Valuation*: $128,554,015                    Amount of Filing Fee: $25,711
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 11,178,610 shares of common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares") of Garden Ridge Corporation at a price per share of $11.50 in cash. The number of Shares outstanding as of November 22, 1999 which are not owned by the Bidders, is 11,178,610. The amount of the filing fee, calculated in accordance with
   Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid:                           Filing Party:

   Form or registration no.:                         Date Filed:

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                         (Continued on following pages)
                              (Page 1 of 9 pages)

                                     14D-1

    CUSIP NO. 36541P104                                     PAGE 2

---------------------------------------------------------------------------------------

  1.       Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           GR ACQUISITION CORPORATION
---------------------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------------------
  4.       Sources of Funds
           AF -- Affiliate
---------------------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------------------
  6.       Citizenship or Place of Organization
           DELAWARE
---------------------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,998,190
---------------------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares
                                                                    [ ]
---------------------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7
           30.9%
---------------------------------------------------------------------------------------
  10.      Type of Reporting Person
           CO
---------------------------------------------------------------------------------------

                                     14D-1

    CUSIP NO. 36541P104                                     PAGE 3

---------------------------------------------------------------------------
  1.       Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           GRDG HOLDINGS LLC
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds
           OO -- Member Contributions
           BK -- Bank
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization
           DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,998,190
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares
                                                                    [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7
           30.9%
---------------------------------------------------------------------------
  10.      Type of Reporting Person
           HC
---------------------------------------------------------------------------

                                     14D-1

    CUSIP NO. 36541P104                                        PAGE 4

---------------------------------------------------------------------------
  1.       Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           THREE CITIES FUND II, L.P.
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds
           Not Applicable
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization
           DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,998,190
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares
                                                                    [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7
           30.9%
---------------------------------------------------------------------------
  10.      Type of Reporting Person
           PN
---------------------------------------------------------------------------

                                     14D-1

    CUSIP NO. 36541P104                                        PAGE 5

---------------------------------------------------------------------------
  1.       Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           THREE CITIES OFFSHORE II C.V.
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds
           Not Applicable
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization
           NETHERLANDS ANTILLES
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,998,190
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares
                                                                    [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7
           30.9%
---------------------------------------------------------------------------
  10.      Type of Reporting Person
           PN
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Garden Ridge Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 19411 Atrium Place, Suite 170, Houston, Texas 77084.

     (b) This Statement relates to the offer by GR Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares") of the Company which the Purchaser or GRDG Holdings LLC (the Purchaser's sole stockholder) does not already own, at a purchase price of $11.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which terms and conditions, as they may be amended or supplemented, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2), respectively to this Schedule. The term "Shares" includes the associated preferred stock purchase rights issued pursuant to an Amended and Restated Rights Agreement, dated as of July 14, 1999, between the Company and ChaseMellon Shareholder Services L.L.C. As of November 22, 1999, there were 16,176,800 Shares outstanding. Currently, the Purchaser or its affiliates own 4,998,190 Shares.

     (c) The information set forth in the Offer to Purchase in Section 12 ("Price Range of Shares") is incorporated by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d), (g) This Statement is being filed by the Purchaser, GRDG Holdings LLC, a Delaware limited liability company ("GRDG Holdings"), Three Cities Fund II, L.P., a Delaware limited partnership, and Three Cities Offshore II C.V., a Netherlands Antilles partnership (the "Three Cities Funds," and collectively, the "Bidders"). The Purchaser is currently owned by GRDG Holdings, a majority of the interests in which are owned by the Three Cities Funds. The information set forth in the Offer to Purchase under "Introduction," in Section 14 ("Certain Information Concerning the Purchaser, GRDG Holdings and the Three Cities Funds") and in Schedule I is incorporated by reference.

     (e) - (f) During the last five years, none of the Bidders, nor to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offer to Purchase in Section 1 ("Background of the Offer; Contacts with the Company") is incorporated by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in the Offer to Purchase in Section 15 ("Source and Amount of Funds") is incorporated by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) The information set forth in the Offer to Purchase in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and in
Section 16 ("The Merger") is incorporated by reference.

     (f) - (g) The information set forth in the Offer to Purchase in Section 4 ("Certain Effects of the Transaction") is incorporated by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offer to Purchase under "Introduction," Section 14 ("Certain Information Concerning The Purchaser, GRDG Holdings and the Three Cities Funds"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and in Section 16 ("The Merger") is incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "Introduction," in
Section 14 ("Certain Information Concerning the Purchaser, GRDG Holdings and the Three Cities Funds"), Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and in Section 16 ("The Merger") is incorporated by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 19 ("Fees and Expenses") is incorporated by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase in Section 1 ("Background of the Offer; Contacts with the Company"); Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"); and in Section 16 ("The Merger") is incorporated by reference.

     (b) - (c) The information set forth in the Offer to Purchase in Section 18 ("Certain Legal Matters; Regulatory Approvals") is incorporated by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase in Section 18 ("Certain Legal Maters; Regulatory Approvals") is incorporated by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Plan and Agreement of Merger, dated November 22, 1999, copies of which are filed as Exhibits (a)(1), (a)(2) and (c)(1), respectively, to this Schedule is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated November 23, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Form of letter, dated November 23, 1999, to brokers,
          dealers, commercial banks, trust companies and other
          nominees.
(a)(5)    Form of letter to be used by brokers, dealers, commercial
          banks, trust companies and nominees to their clients.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Form of Summary Advertisement, dated November 23, 1999.
(a)(8)    Form of Summary Term Sheet
(c)(1)    Plan and Agreement of Merger, dated November 22, 1999,
          between the Company and the Purchaser.
(c)(2)    Form of Share Exchange Agreement between GRDG Holdings LLC and certain shareholders of Garden Ridge Corporation.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GR ACQUISITION CORPORATION

                                          By:
                                            ------------------------------------
                                            Name: J. William Uhrig
                                            Title: President

                                            GRDG HOLDINGS LLC

                                          By:
                                            ------------------------------------
                                            Name: J. William Uhrig
                                            Title: President

                                            THREE CITIES FUND II, L.P.
                                            By: TCR Associates II, L.P.
                                            its general partner
                                            By: Three Cities Research, Inc.
                                            its general partner

                                          By:
                                            ------------------------------------
                                            Name: Willem de Vogel
                                            Title: President

                                            THREE CITIES OFFSHORE II C.V.
                                            By: TCR Offshore Associates L.P.
                                            its general partner
                                            By: Three Cities Associates N.V.
                                            its general partner

                                          By:
                                            ------------------------------------
                                            Name: J. William Uhrig
                                            Title: President

Dated: November 23, 1999

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GR ACQUISITION CORPORATION

                                          By: /s/ J. WILLIAM UHRIG
                                            ------------------------------------
                                            Name: J. William Uhrig
                                            Title: President

                                            GRDG HOLDINGS LLC

                                          By: /s/ J. WILLIAM UHRIG
                                            ------------------------------------
                                            Name: J. William Uhrig
                                            Title: President

                                            THREE CITIES FUND II, L.P.
                                            By: TCR Associates II, L.P.
                                            its general partner
                                            By: Three Cities Research, Inc.
                                            its general partner

                                          By: /s/ WILLEM DE VOGEL
                                            ------------------------------------
                                            Name: Willem de Vogel
                                            Title: President

                                            THREE CITIES OFFSHORE II C.V.
                                            By: TCR Offshore Associates L.P.
                                            its general partner
                                            By: Three Cities Associates N.V.
                                            its general partner

                                          By: /s/ J. WILLIAM UHRIG
                                            ------------------------------------
                                            Name: J. William Uhrig
                                            Title: President

Dated: November 23, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated November 23, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Form of letter, dated November 23, 1999, to brokers,
          dealers, commercial banks, trust companies and other
          nominees.
(a)(5)    Form of letter to be used by brokers, dealers, commercial
          banks, trust companies and nominees to their clients.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Form of Summary Advertisement, dated November 23, 1999.
(a)(8)    Form of Summary Term Sheet
(c)(1)    Plan and Agreement of Merger, dated November 22, 1999,
          between the Company and the Purchaser.
(c)(2)    Form of Share Exchange Agreement between GRDG Holdings LLC and certain shareholders of Garden Ridge Corporation.